File #82-4555


BLACKROCK

June 24, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549


03024264


SEC MAIL PROCESSING
RECEIVED
JUL - 1 2003
WASH. D.C. 188 SECTION

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated June 23, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance


PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

dlw 7/2

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File# 82-7555



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Updates Activities at Seal

CALGARY, ALBERTA, (June 23, 2003) - BlackRock Ventures Inc. (TSE:BVI) is pleased to provide an update of its development activities at its heavy oil discovery at Seal, in northwestern Alberta. These activities and planned drilling for the remainder of the year are anticipated to result in BlackRock's production exiting 2003 at approximately 5,500 barrels of oil per day.

Heavy Oil Battery

BlackRock has received regulatory approval for the construction of a 10,000 barrel per day heavy oil processing facility. The battery is expected to be complete by November 15, 2003 and is designed for expansion to 15,000 barrels per day. BlackRock will have a 50% working interest in the facility.

Development Drilling on the Central Block

Seven of 12 horizontal development wells that were drilled in the first and second quarter this year have been completed and recently placed on production. The remaining five wells will be put on production by the end of June. The drilling of the remaining 15 horizontal development wells planned for 2003 will commence in July. BlackRock has 45 additional horizontal wells planned for 2004. BlackRock has a 50% interest in the Central block.

Northern Block

The first horizontal test well on the Northern Block is back on production after spring breakup and is producing 240 barrels of oil per day. The pool will be delineated this upcoming winter to determine the size of the development. BlackRock's working interest in this block ranges from 50% to 100%.

Seal Heavy Oil Pipeline

A final pipeline route has been selected and detailed engineering has commenced. The capital cost of the pipeline is estimated at $30 million and BlackRock will have a 50% working interest in the line. Construction is planned for this upcoming winter, with an anticipated start-up in mid 2004.

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.

(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE:BVI), visit our website, www.blackrock-ven.com

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